SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of DECEMBER , 2003.
                                          ----------  ----

                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   December 18, 2003                   By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
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1 Print the name and title of the signing officer under his signature.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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NEWS RELEASE                                                   December 18, 2003

                         IMA Retains Endeavour Financial

IMA Exploration Inc. (IMR:TSX-V) is pleased to announce that the Company has retained Endeavour Financial Ltd. to provide strategic direction and corporate development advice.

"This agreement brings the addition of several well known and capable individuals to the IMA Team, who all share the goal of maximizing the potential of IMA for its shareholders. Endeavour's participation adds significant corporate strength to the Company and I look forward to working with them." Joseph Grosso, President & C.E.O.

Endeavour has provided financial advisory services to the mining and minerals industries for 15 years and has structured and arranged numerous projects, acquisition and corporate financings, corporate mergers and acquisitions, mine acquisitions and divestitures. They are a private, independent investment banking firm with an exclusive mining industry focus, innovative transaction skills and the diverse professional backgrounds. With professional staff operating from offices in Vancouver, George Town and London, they are one of the largest investment banking teams dedicated exclusively to the global mining industry.

IMA Exploration Inc. has over $4,000,000 in its treasury to fund its exploration objectives. The Company focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
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Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2003 Number 33